Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the common shares of beneficial interest, par value $0.01 per share, of Core University Living Real Estate Income Trust and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: July 28, 2026

CS RE HOLDINGS, LLC

By: /s/ Adam Grant
Name: Adam Grant
Title: General Counsel

CORE SPACES, LLC

By: /s/ Adam Grant
Name: Adam Grant
Title: General Counsel

/s/ Marc Lifshin
Marc Lifshin